UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LPATH, INC.

(Exact name of registrant as specified in its charter)

Nevada	16-1630142
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4025 Sorrento Valley Blvd.,
San Diego, CA	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Class A Common Stock, $0.001 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act:  None.

This Amendment No. 1 amends the Form 8-A filed on October 18, 2012 by the Registrant solely for the purpose of updating the description of the Registrant’s capital stock, as previously reflected in other filings of the Registrant under the Securities Exchange Act of 1934, as amended.

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the Registrant’s Class A common stock and the provisions of its articles of incorporation, as amended, which we refer to as the articles of incorporation, and its amended and restated bylaws, as amended, which we refer to as the bylaws, are summaries and are qualified by reference to the Registrant’s articles of incorporation and its bylaws listed as exhibits to this registration statement. The Registrant and its Class A common stock are also governed by laws of the State of Nevada.

Authorized and Outstanding: We are authorized to issue up to (i) 28,571,428 shares of Class A common stock, par value $0.001 per share, (ii) 5,000,000 shares of Series A Preferred Stock, par value of $0.001 per share, (iii) 5,000,000 shares of Series B Preferred Stock, par value of $0.001 per share, and (iv) 5,000,000 shares of Series C Preferred Stock, par value of $0.001 per share. As of October 11, 2012, there were 10,536,717 shares of our Class A common stock issued and outstanding, which shares were held by 85 stockholders of record, and no shares of preferred stock outstanding.

All outstanding shares of Class A common stock are fully paid and nonassessable.

Class A Common Stock:

Voting: Holders of our Class A common stock are entitled to one vote for each share on all matters submitted to a stockholder vote, except matters that relate only to a series of our preferred stock.

In general, stockholder action (except for bylaw amendments, which requires the affirmative vote of at least two-thirds of the shares entitled to vote, and election of directors, which requires a plurality vote) is based on the affirmative vote of holders of a majority of the shares of Class A common stock represented either in person or by proxy and entitled to vote on such action. Directors are elected by plurality vote.

Holders of our Class A common stock may take action by written consent without a meeting if a consent in writing, setting forth the action so taken, is signed by not less than a majority of the holders of Class A common stock entitled to vote with respect to the subject matter thereof.

Dividends: Subject to limitations under Nevada law and preferences that may apply to any then-outstanding shares of preferred stock, holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

Dividends, if any, will be contingent upon our revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Liquidation: In the event of a liquidation, dissolution or winding up, the holders of Class A common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and after providing for each class of stock, if any, having preference over the Class A common stock, subject to the liquidation preference of any then outstanding shares of preferred stock.

Miscellaneous: Holders of our Class A common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our Class A common stock.

Preferred Stock:

Series A Preferred Shares have a par value of $0.001 and such other terms as determined by the Board of Directors prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) shares of Class A common stock. Each Series A Preferred Share may be converted into ten (10) shares of Class A common stock upon approval by the Board of Directors.

Series B Preferred Shares have a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) shares of Class A common stock. Each Series B Preferred Share may be converted into two (2) shares of Class A common stock upon approval by the Board of Directors.

Series C Preferred Shares have a par value of $0.001 per share and such other terms as may be determined by the Board of Directors prior to their issuance. No Series C Preferred Share shall have voting rights.

There are currently no shares of Series A, Series B or Series C Preferred Shares issued and outstanding.  The issuance of preferred stock could make it more difficult or prevent a change of control of our company or the removal of our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Class A common stock. The rights of holders of our Class A common stock described above will be subject to, and may be adversely affected by, the rights of any preferred stock that our board of directors may designate and issue in the future.

Anti-Takeover Provisions of Nevada State Law and Charter Documents

Some features of the Nevada Revised Statutes, which are further described below, may have the effect of deterring third parties from making takeover bids for control of us or may be used to hinder or delay a takeover bid. This would decrease the chance that our stockholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

Acquisition of Controlling Interest

The Nevada Revised Statutes contain provisions governing acquisition of controlling interest of a Nevada corporation. These provisions provide generally that any person or entity that acquires certain percentage of the outstanding voting shares of a Nevada corporation may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of the corporation, excluding shares as to which any of such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. These provisions apply whenever a person or entity acquires shares that, but for the operation of these provisions, would bring voting power of such person or entity in the election of directors within any of the following three ranges:

•                  20% or more but less than 33 1/3%;

•                  33 1/3% or more but less than or equal to 50%; or

•                  more than 50%.

The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from these provisions through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from these provisions.

These provisions are applicable only to a Nevada corporation, which:

•                  has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation; and

•                  does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 stockholders of record who have addresses in Nevada appearing on the stock ledger of our company. Therefore, we believe that these provisions do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, these provisions may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

Combination with Interested Stockholder

The Nevada Revised Statutes contain provisions governing combination of a Nevada corporation that has 200 or more stockholders of record with an interested stockholder. These provisions may have the effect of delaying or making it more difficult to affect a change in control of our company.

A corporation affected by these provisions may not engage in a combination within three years after the interested stockholder acquires his, her or its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. Generally, if approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors before the person became an interested stockholder or a majority of the voting power held by disinterested stockholders, or if the consideration to be received per share by disinterested stockholders is at least equal to the highest of:

•                  the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or within three years immediately before, or in, the transaction in which he, she or it became an interested stockholder, whichever is higher;

•                  the market value per share on the date of announcement of the combination or the date the person became an interested stockholder, whichever is higher; or

•                  if higher for the holders of preferred stock, the highest liquidation value of the preferred stock, if any.

Generally, these provisions define an interested stockholder as a person who is the beneficial owner, directly or indirectly of 10% or more of the voting power of the outstanding voting shares of a corporation. Generally, these provisions define combination to include any merger or consolidation with an interested stockholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an interested stockholder of assets of the corporation having:

•                  an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation;

•                  an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or

•                  representing 10% or more of the earning power or net income of the corporation.

Articles of Incorporation and Bylaws

Effects of Authorized but Unissued Common Stock and Preferred Stock. One of the effects of the existence of authorized but unissued Class A common stock and preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our articles of incorporation grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Class A common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Advance Notice of Stockholder Proposals and Director Nominations. Our bylaws require advance notice of stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction the board. To be timely, stockholder notice to our Corporate Secretary must be received at the our principal executive offices not less than 90 days but not more than 120 days prior to the anniversary date of the preceding year’s annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Any proposal or nomination that fails to comply with these requirements may be disqualified.

Removal of Directors. Our bylaws provide that any director may be removed for cause by the majority vote of stockholders or by a majority vote of the board of directors.

Amendment of Bylaws. Our bylaws provide that the bylaws may be altered or amended by vote of at least two-thirds of the stockholders entitled to vote or by a majority vote of the board of directors.

Item 2.  Exhibits.

3.1                                         Composite Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A, filed with the SEC on October 18, 2012).

3.2                                         Amended and Restated Bylaws, as amended on April 3, 2007 (conformed) (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form SB-2, SEC File No. 144199).

3.3                                         Amendment No. 1 to the Amended and Restated Bylaws of Lpath, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 26, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 31, 2012	Lpath, Inc.

	By:	/s/ Gary J. G. Atkinson
Name: Gary J.G. Atkinson
Title: Vice President and Chief Financial Officer

Exhibits Index

3.1                               Composite Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A, filed with the SEC on October 18, 2012).

3.2                               Amended and Restated Bylaws, as amended on April 3, 2007 (conformed) (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form SB-2, SEC File No. 144199).

3.3                               Amendment No. 1 to the Amended and Restated Bylaws of Lpath, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 26, 2012).